HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

June 24, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Petroteq Energy, Inc.

Registration Statement on Form 10-12G

Filed May 22, 2019

File No. 0-55991

Dear Sir or Madam:

On behalf of the Company, in order to assist you in your review of the Registration Statement on Form 10-12G filed by Petroteq Energy, Inc. (“Petroteq” or the “Company”) on May 22, 2019, we hereby submit a letter responding to the comments received on June 14, 2019 as well as Amendment No. 1 to Form 10-12G. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Registration Statement on Form 10-12G

Business

The TMC Mineral Lease

Average Monthly Production Costs (per barrel of Produced Oil), page 6

1.	Revise the tabular presentation of the average monthly productions costs for 2015 to provide the total production cost figure for each of the months shown, e.g. the mathematical summation of the fixed and variable cost items for each month. Refer to the disclosure requirements in Item 1204(b)(2) of Regulation S-K.

Response: We have revised the tabular presentation of the average monthly productions costs for 2015 to provide the total production cost figure for each of the months shown.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

June 24, 2019

2.	The discussion of the average production costs incurred for the period of August through December 2018 indicates the fixed costs during this period did not differ materially from the comparable costs over the period August through December 2015. Based on disclosure in your filing, we understand that produced oil was used as a fuel source for plant generators in 2015; however, your analysis of the fixed production costs for 2015 does not appear to account for the cost of the oil used as fuel. You indicate that the use of produced oil is no longer necessary since the plant’s power supply is now obtained from a local power company. Given that in 2018 you will be paying for the power that was generated in 2015 by consuming a portion of the oil you produced, tell us why the 2018 fixed production costs, including the cost for power, did not increase materially compared to such costs incurred in 2015.

Response: We have added a footnote to the table of the average monthly production costs that expands our discussion of the average production costs incurred for the period of August through December 2018 to explain why the fixed costs during this period did not differ materially from the comparable costs over the period August through December 2015.

Item 1. Business

Business Overview

The BLM Leases, page 8

3.	Please clarify whether the BLM Leases are subject to any royalty interests and, if so, disclose the nature, amount, and holder of those interests. In that regard, Paragraph 5.b. of the agreements that assigned these leases to you indicates that they are subject to certain overriding royalty interests.

Response: We have added disclosure regarding the overriding royalty interests relating to the BLM Leases.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

4.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common shares beneficially owned by Bay Private Equity Inc. and Momentum Asset Partners LLC. Refer to Instruction 2 to Item 403 of Regulation S-K.

Response: We have identified the natural persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common shares beneficially owned by Bay Private Equity Inc. and Momentum Asset Partners LLC.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

June 24, 2019

Item 7. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 47

5.	Please identify the companies controlled by the Chairman of the Board that are parties to the transactions disclosed in this section. Refer to Item 404(a)(2) of Regulation S-K.

Response: We have identified the companies controlled by the Chairman of the Board that are parties to the transactions disclosed.

Item 10. Recent Sales of Unregistered Securities, page 49

6.	For each issuance, please provide all of the information required by Item 701 of Regulation S-K, including, for example:

● the specific names of the persons or classes of persons to whom the shares were sold; and

● the exemption relied upon and the facts relied upon to make the exemption available.

Response: We have added disclosure regarding the names of persons and/or as permitted by Item 701 of Regulation S-K and SEC Release No. 34-37801 the classes of persons to whom the shares were sold and the specific exemptions relied upon, together with the facts relied upon to make the exemption available.

* * *

Petroteq acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. Petroteq acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. Petroteq acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

cc:	David Sealock

Petroteq Energy, Inc.